Exhibit 2
FOR IMMEDIATE RELEASE
June 24, 2006
Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Executive Director of the Board
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp
Notice Regarding the Establishment of an Executive Officers Committee
Nissin Co., Ltd. (the “Company”) announces that a decision to establish an Executive Officers Committee was reached at a meeting of the Board of Directors held today as outlined below.
1. Purpose of Establishing an Executive Officers Committee
     The Company introduced an executive officer system last July in order to separate the management decision making and supervisory functions from the operational execution functions, as well as to accelerate the conduct of operations and clarify duties and authority. In a move to take this system one step further, the Company will establish an Executive Officers Committee.
2. The Functions of the Executive Officers Committee
     In response to the need to accelerate the decision-making process as a result of the expansion of the Company’s business domains in recent years, the Executive Officers Committee will be entrusted with the authority to make decisions relating to the conduct of operations for matters that must be resolved under the Corporation Law of Japan and matters that are not provided for in the Company’s Articles of Incorporation, all of which are subject to a resolution and approval by the Board of Directors.
     The Board of Directors, which has recently welcomed newly-elected external Directors, will now be able to focus its attention on deliberating upon essential matters relating to management. As a result, the Company believes that it will be able to strengthen its corporate governance while further reinforcing the realization of the management principles of the Nissin Group, which have to do with “engaging in honest business and a sincere management based on a spirit of respect for human dignity and contributing to the creation of a prosperous society through fair competition.”